Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
First Business Financial Services, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-129059, No. 333-183274 and No. 333-137635) on Form S-8 of First Business Financial Services, Inc. and subsidiaries of our reports dated March 7, 2014, with respect to the consolidated balance sheets of First Business Financial Services, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013, Annual Report on Form 10-K of First Business Financial Services, Inc.

/s/ KPMG LLP

Chicago, Illinois
March 7, 2014